MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER OF 2017

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

The following management’s discussion and analysis ("MD&A"), which is dated as of May 15, 2017, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three-months ended March 31, 2017 as well as an outlook for the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three-month period ended March 31, 2017 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2016 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars and, unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual report on Form 20-F dated April 2, 2017, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company's Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production on September 1, 2012 and January 1, 2016, respectively. The Company’s also wholly-owns two addition gold projects – Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SA, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers. All business activities are followed in a socially and environmentally responsible manner.

For the purpose of this MD&A, cash costs, all-in-sustaining costs, average gold price received, gold margin and EBITDA are non-International Financial Reporting Standards (“Non-IFRS”) measures. Refer to the Non-IFRS Measures section of this MD&A for additional information.

FIRST QUARTER 2017 SUMMARY

(I)	FINANCIAL

The table below provides a summary of financial and operating results for the three month periods ended March 31, 2017 and 2016 as well as the three months ended December 31, 2016:

	Q1 2017	Q1 2016	Change %	Q4 2016
Selected Financial Data
Operating revenues	55,226	46,540	19%	54,692
1 Total mine operating expenses	(52,943)	(44,408)	19%	(53,377)
Gross earnings from operations	2,283	2,132	7%	1,315
Net loss	(15,868)	(23,134)	(31%)	(9,654)
EBITDA	13,918	9,992	39%	9,786
Basic net loss per share ($/share)	(0.05)	(0.09)	(44%)	(0.03)
Key Operating Statistics
Average gold price received ($/oz)	1,158	1,109	4%	1,163
Gold sales (oz)	47,673	41,967	14%	47,034
Gold production (oz)	46,215	44,192	5%	50,449
All-in sustaining cost per ounce ($/oz) – mine site	933	855	9%	973
Cash cost per ounce ($/oz)	776	767	1%	811
Gold margin ($/oz)	382	342	12%	352
Financial Position
Cash including restricted cash	8,985	25,029		11,373
Gold bullion inventory at market value[2]	9,547	7,231		10,550
Total assets	888,049	897,240		897,940
Long term debt - current and non-current	207,500	190,489		206,479

(1)	Includes depletion and depreciation.
(2)	This represents 7,668 ounces of gold bullion inventory shown at March 31, 2017 closing market price of $1,245 per ounce of gold.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

•

Revenues for the three months ended March 31, 2017 were $55,226, a 19% increase compared to the corresponding prior year period of $46,540. During the first quarter of 2017, ounces of gold sold increased by 14% to 47,673 ounces compared to sales of 41,967 ounces during the first quarter of 2016 primarily due to increased production from Namoya and a higher realized gold price. The average gold price per ounce sold during the first quarter of 2017 was $1,158 compared to an average price of $1,109 per ounce obtained during the first quarter of 2016 due to higher market prices partially offset by higher stream revenues recognized.

•

Mine operating expenses, including depletion and depreciation, for the three months ended March 31, 2017 were $52,943 compared to the corresponding prior year period of $44,408. The increase of $8,535, consisting of $4,839 of production costs and $3,696 of depletion and depreciation, is primarily due to increased activity levels at both operations.

•

Gross earnings from operations for the three months ended March 31, 2017 was $2,283, compared to $2,132 for the corresponding period of 2016. The 19% increase in revenue was offset by a 19% increase in mine operating expenses as a result of increased levels of mining activity at higher strip ratios at both operations.

•

Net loss for the quarter of $15,868 was driven by financing expenses of $12,101 and non-cash items totaling $2,400 relating primarily to fair value losses on mark-to-market derivative liabilities such as the gold forward sale agreements and preferred shares, driven by improvements in the gold price environment.

•

Consolidated EBITDA for the first quarter of 2017 was $13,918 compared to the $9,992 for the corresponding prior year period reflecting higher number of gold ounces sold at higher gold price realized, largely offset by higher production costs from the increase mining activity.

•

Cash costs per ounce on a sales basis for the first quarter of 2017 were $776 per ounce of gold, a 1% increase from $767 per ounce of gold in the first quarter of 2016. Cash costs for Q1 2017 were higher than the corresponding prior year period mainly due to increased levels of mining activities at higher strip ratios as well as higher per ounce costs from Twangiza due to lower production levels, largely offset by the higher production levels at Namoya.

•

Mine site all-in sustaining costs for the first quarter of 2017 were $933 per ounce (compared to $855 per ounce of gold in the first quarter of 2016) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce.

(II)	OPERATIONAL - TWANGIZA

•	During the first quarter of 2017, Twangiza was loss time injury (“LTI”) free.

•

During the first quarter of 2017, the plant at the Twangiza Mine processed 386,870 tonnes of ore at an average head grade of 2.70 g/t Au (compared to 414,930 tonnes at 2.61 g/t Au during the first quarter of 2016). The process recovery rate was 68.4% (compared to 77.2% during the first quarter of 2016) to produce 23,115 ounce of gold (compared to 26,638 during the first quarter of 2016). Recoveries at Twangiza are driven by the blend of ore type processed based on the available mining faces during the period under review.

(III)	OPERATIONAL – NAMOYA

•	During the first quarter of 2017, Namoya was LTI free.

•

During the first quarter of 2017, the plant at the Namoya Mine stacked 507,422 tonnes of ore (compared to 414,120 tonnes during the first quarter of 2016). The head grade of the ore stacked during the first quarter of 2017 was 2.08 g/t Au (compared to 1.94 g/t Au during the first quarter of 2016). Namoya produced 23,100 ounces of gold during the first quarter of 2017 (compared to 17,554 ounces of gold during the first quarter of 2016).

(IV)	EXPLORATION

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

•	During the first quarter of 2017, exploration activities were limited to low level regional exploration and continued preparation for increased activity levels focusing on near mine exploration.

(V)	CORPORATE DEVELOPMENT

•	In February 2017, a $6,500 interim loan facility (the "Interim Loan") with an interest rate of 15% per annum and having a maturity date of April 19, 2017 was entered into.

•	On March 1, 2017, $8,678 of interest on the maturing $175,000 notes ("Old Notes") was paid from restricted cash.

•	In March 2017, the Company entered into a new bank loan for $5,000, predominately to repay an existing facility. The loan has an interest rate of 9.5% per annum and matures in May 2017 with an option to extend for an additional three month period.

(VI)	SUBSEQUENT EVENTS

•	In April 2017, the Company entered into a new gold forward sale agreement with Baiyin International Investment Ltd. in the amount of $5,000. This instrument was repurchased upon the closing of the Recapitalization, as defined below, for $5,027, representing a 15% internal rate of return to the holder as per the termination clause in the agreement.

•	On April 19, 2017, the Company completed a recapitalization (the “Recapitalization”) which included (a) the refinancing of the maturing $175,000 Old Notes and $22,500 term loan (“Term Loan”) with new $197,500 secured notes (“New Notes”) with a 4-year maturity and new common shares of the Company (such shares representing approximately 10% of the common shares of the Company on a fully-diluted basis), (b) the conversion of the outstanding preference shares and preferred shares (including the value of accrued and unpaid dividends with the exception of approximately $1,600) into common shares of the Company, representing approximately 60% of the common shares of the Company on a fully-diluted basis, (c) the execution of a gold forward sale agreement to raise $45,000 to be used by the Company for working capital and general corporate purposes, including to fund transaction costs and repay the $6,500 Interim Loan provided in February 2017, and (d) the extension of the maturity dates on an existing $10,000 loan from July 15, 2018 and September 1, 2018 to February 28, 2020. In addition, certain stock options of the Company with an exercise price equal to or in excess of Cdn$0.80 per share have been cancelled for no consideration.

•	In arriving at its recommendation for stakeholders to vote in favour of the Recapitalization, the Company’s Board of Directors considered, among other things, improving liquidity, continuing as a going concern, business uncertainties, capital markets risk and returns to stakeholders. The Company believes that the Recapitalization has enhanced the Company's liquidity and provides it with greater operating flexibility. However, such belief is based on certain assumptions, including, without limitation, assumptions about future gold prices, and the economic environment of future operations and development projects. Should any of those assumptions prove false, or if other unforeseen developments arise, the financial position of the Company may be materially adversely affected and the Company may not be able to pay its debts as they become due. Refer to the "Liquidity and Capital Resources" section of this MD&A for additional information on the reasons for the Recapitalization.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

OUTLOOK

Banro intends to control costs by continuing to improve operating efficiencies through optimizing operating procedures and increasing production and processing capacities at Twangiza and Namoya to benefit from economies of scale, while maintaining strong environmental and safety standards.

2017 Guidance
Twangiza (oz)	105,000 to 115,000
Namoya (oz)	105,000 to 115,000
Consolidated (oz)	210,000 to 230,000

Cash cost per ounce ($US/oz)	675 to 775

For 2017, the Company expects annual gold production from both Twangiza and Namoya to total between 210,000 and 230,000 ounces. At this production level, the Company expects consolidated cash costs to be in the range of $675 to $775 per ounce. Site all-in sustaining costs are expected to be in the range of $925 to $1,025 per ounce with the consolidated all-in sustaining costs in the range of $1,000 to $1,075 per ounce.

In consideration of current gold prices and the Company’s intent to operate the two existing mines to their maximum potential, the Company has developed several key objectives for 2017. These objectives are aimed at increasing gold production while containing costs and increasing the Company’s quality of mineral resources to potentially improve the medium term economics.

The Company’s capital expenditure forecast for 2017 as compared to 2016 is set out below:

Banro Guidance	2017 ($000s)	Change (%)	2016 ($000s)
Twangiza Mine	30,000	30%	23,006
Namoya Mine	23,000	78%	12,901

Twangiza capital expenditures forecast for 2017 consist primarily of sustaining capital, including the continued construction of the TMF and additions to the mining fleet. The expansion capital expenditures for Twangiza in 2017 consist of the remaining fine crusher expansion project cost and additional works for the new TMF project.

The capital expenditures for Twangiza in 2016 consisted mainly of sustaining capital relating to the construction of the TMF and additions to mobile equipment.

Namoya capital expenditures forecast for 2017 consist primarily of the extension of the heap leach pad and additions to mining equipment.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

The capital expenditures for Namoya in 2016 consisted of the extension of the heap leach pad, additions to mining auxiliary equipment and smaller projects to improve processing operations.

The Company, in the medium term, also intends to transition from diesel to hydro generated power at Twangiza and Namoya which is expected to significantly reduce operating costs. Diesel generator sets would remain on site to serve as back-up power solutions in case of droughts or operational issues with a hydro plant

The Company is actively investigating the possibility of establishing underground mining under the existing open pits. Given Twangiza and Namoya’s favorable topography, adit access by horizontal or nearly horizontal shafts would be employed which could be less capital intensive than typical underground mining operations which utilize vertical shafts.

TWANGIZA MINE

Twangiza’s efforts in the first half of 2017 are focused on continuing to deliver results in line with the current design capacity of the plant and moving increased amounts of waste in order to expose additional ore zones.

TWANGIZA MINE	Q1 2017	Q4 2016	Change %	Q1 2016	Change %
Gold sales (oz)	24,578	24,459	0%	25,224	(3%)
Gold produced (oz)	23,115	26,395	(12%)	26,638	(13%)
Material mined (t)	2,066,882	1,601,524	29%	886,905	133%
Ore mined (t)[1]	603,460	500,385	21%	459,792	31%
Waste mined (t)	1,463,422	1,101,139	33%	427,113	243%
Strip ratio (t:t)[2]	2.43	2.20	10%	0.93	161%
Ore milled (t)[1]	386,870	406,044	(5%)	414,930	(7%)
Head grade (g/t Au)[3]	2.70	2.85	(5%)	2.61	3%
Recovery (%)	68.4	71.0	(4%)	77.2	(11%)
Cash cost per ounce ($US/oz)	816	792	3%	639	28%

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.

(2)	Strip ratio is calculated as waste mined divided by ore mined.

(3)	Head grade refers to the indicated grade of ore milled.

Mining productivity continued to improve during the first quarter of 2017, with Twangiza moving increased amounts of waste material and ore with the goal of achieving increased ore deliveries to the mill in future quarters. Recoveries at Twangiza during the first quarter continued to be impacted by the blend of ore types based on available mining faces. The combined impact of lower mill throughput, head grade and recoveries during the first quarter resulted in the gold production at Twangiza decreasing compared to both the first and fourth quarters of 2016.

Gross spending and unit costs for the first quarter of 2017 compared to the fourth and first quarters of 2016 are as follows:

Mine Operating Costs	($000s)			Cost per tonne Milled ($/t)
	Q1 2017	Q4 2016	Q1 2016	Q1 2017	Q4 2016	Q1 2016
Mining Costs	4,926	5,222	4,111	12.73	12.86	9.91
Processing Costs	8,454	9,691	8,554	21.85	23.87	20.62
Overhead	4,319	6,864	5,173	11.16	16.90	12.47
Direct Spend	17,699	21,777	17,838	45.74	53.63	42.99
Inventory Adjustments	2,346	(2,402)	(1,712)	6.06	(5.92)	(4.13)
Total mine operating cost	20,045	19,375	16,126	51.80	47.72	38.86
Total tonnes milled (tonnes)	386,870	406,044	414,930

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

Mining

A total of 2,066,882 tonnes of material (Q4 2016 – 1,601,524 tonnes) were mined at Twangiza during the three months ended March 31, 2017, an increase of 29%. Total ore mined was 603,460 tonnes during Q1 2017, an increase of 21% from 500,385 tonnes in Q4 2016. The strip ratio in Q1 2017 of 2.43 increased from 2.20 and 0.93 in Q4 and Q1 2016, respectively, as the operation continue to move additional material to expose ore zones. While total tonnes mined increased 133% in Q1 2017 compared to Q1 2016, the cost of mining operations only increased 20% as the operations benefited from economies of scale and increased productivity in addition to replacing contractor equipment with owner operated equipment. On a cost per tonne mined basis, Q1 2017 cost was $2.38 per tonne compared with $4.64 per tonne in Q1 2016. The increase in mining cost per tonne milled from $9.91 in Q1 2016 to $12.73 in Q1 2017 was primarily due to the 133% increase in total material mined and increased drill and blast activities due to the nature of the material being mined.

Processing & Engineering

For the three months ended March 31, 2017, the plant at the Twangiza Mine processed 386,870 tonnes of ore, decreases of 5% and 7% from Q4 and Q1 of 2016, respectively. The decrease in tonnage milled was primarily due to the nature of the ore processed. Gross processing costs decreased 1% in Q1 2017 from Q1 2016 primarily as a result of lower throughput levels partially offset by higher reagent consumption due to the nature of the ore processed. Cost per tonne milled in Q1 2017 increased 6% from $20.62 per tonne in Q1 2016 to $21.85 per tonne. Recoveries during the first quarter of 2017 decreased compared to Q1 2016 primarily due to the mixed of ore types processed.

Sustaining Capital Activities

During the first quarter of 2017, sustaining capital expenditures of $3,997 at Twangiza were primarily comprised of the ongoing construction of the tailings management facility (“TMF”) and the purchase of primary mobile and auxiliary equipment.

Cash Cost and All-In Sustaining Costs

Cash costs per ounce sold at Twangiza for Q1 2017 were $816 per ounce increasing 3% from $792 per ounce in Q4 2016 mainly due to the lower production levels. The all-in sustaining costs decreased from $1,013 per ounce in Q4 2016 to $978 per ounce in Q1 2017, due to lower sustaining capital per ounce partially offset by the higher cash costs compared to the prior quarter.

Cash Cost per ounce sold		($US/ounce)
	Q1 2017	Q4 2016	Q1 2016
Mining Costs	200	214	163
Processing Costs	344	396	339
Overhead	176	281	205
Direct Spend	720	890	707
Inventory Adjustments	96	(98)	(68)
Total cash costs per ounce	816	792	639
Total ounces sold (ounces)	24,578	24,459	25,224
All-in sustaining costs per ounce	978	1,013	755

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

NAMOYA MINE

In 2017, Namoya remains focused on delivering results in line with design capacity and moving increased amounts of waste in order to expose additional ore zones for future production.

NAMOYA MINE	Q1 2017	Q4 2016	Change %	Q1 2016	Change %
Gold sales (oz)	23,095	22,575	2%	16,743	38%
Gold produced (oz)	23,100	24,054	(4%)	17,554	32%
Material mined (t)	2,384,658	2,950,552	(19%)	1,982,555	20%
Ore mined (t)[1]	487,629	666,037	(27%)	378,967	29%
Waste mined (t)	1,897,029	2,284,515	(17%)	1,603,588	18%
Strip ratio (t:t)[2]	3.89	3.43	13%	4.23	(8%)
Ore stacked (t)[1]	507,422	653,049	(22%)	414,120	23%
Head grade (g/t Au)[3]	2.08	1.78	17%	1.94	8%
Recovery (%)[4]	79.6	75.7	5%	77.7	2%
Cash cost per ounce ($US/oz)	735	830	(11%)	959	(23%)

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.

(2)	Strip ratio is calculated as waste mined divided by ore mined.

(3)	Head grade refers to the indicated grade of ore stacked.

(4)	These recovery rates represent the percentage of leachable gold based on metallurgical test work performed on samples of the ore stacked during the period.

Ore, waste and total tonnes mined in Q1 2017 decreased 27%, 17% and 19%, respectively, compared to Q4 2016. These decreases were primarily due to reduced availability of certain critical supplies. Tonnes stacked of 507,422 in Q1 2017 representing a decrease of 22% from Q4 2016 was also primarily due to the reduced availability of critical supplies. Namoya produced 23,100 ounces of gold in Q1 2017, a 4% decrease from Q4 2016 primarily due the quantity and grade of material stacked.

Gross spending and unit costs at Namoya for the first quarter of 2017 and the fourth and first quarters of 2016 are as follows:

Mine Operating Costs		($000s)		Cost per tonne Stacked ($/t)
	Q1 2017	Q4 2016	Q1 2016	Q1 2017	Q4 2016	Q1 2016
Mining Costs	6,869	7,539	5,640	13.54	11.54	13.62
Processing Costs	5,941	7,408	6,865	11.71	11.34	16.58
Overhead	5,689	6,774	5,445	11.21	10.37	13.15
Direct Spend	18,499	21,721	17,950	36.46	33.26	43.34
Inventory Adjustments	(1,528)	(2,976)	(1,899)	(3.01)	(4.56)	(4.59)
Total mine operating cost	16,971	18,745	16,051	33.45	28.70	38.76
Total tonnes stacked (tonnes)	507,422	653,049	414,120

Direct spending costs for Q1 2017 decreased from Q4 2016 as a result of operating activities being impacted by shortages of critical supplies which restricted processing activities. On a unit basis, the cost per tonne stacked during Q1 2017 increased from Q4 2016 as a result of lower stacking levels.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

Mining

A total of 2,384,658 tonnes of material was mined during Q1 2017 (Q4 2016 – 2,950,552 tonnes, Q1 2016 – 1,982,555 tonnes) including ore of 487,629 tonnes (Q4 2016 – 666,037 tonnes, Q1 2016 – 378,967 tonnes). In Q1 2017, total tonnes mined decreased by 19% from Q4 2016 while ore mined decreased by 27%, resulting in the strip ratio increasing from 3.43 to 3.89. On a cost per tonne mined basis, Q1 2017 mining cost was $2.88 per tonne compared with $2.56 per tonne in Q4 2016 and the mining cost per tonne stacked increased to $13.54 in Q1 2017 compared to $11.54 in Q4 2016 as a result of the increased strip ratio combined with the lower tonnes stacked, partially offset by lower tonnes mined.

Processing

During Q1 2017, tonnes of ore stacked decreased 22% to 507,422 tonnes compared to 653,049 tonnes in Q4 2016 primarily due to shortages of critical supplies. The processing cost per tonne stacked in Q1 2017 increased 3% to $11.71 compared to $11.34 in Q4 2016 as a result of lower tonnes stacked. Recoveries at Namoya are between 77% and 80%, which is consistent with prior and on-going metallurgical test work.

Sustaining Capital Activities

During Q1 2017, sustaining capital at Namoya was $3,484, consisting of the extension of the heap leach pad and mobile equipment.

Cash Cost and All-In Sustaining Costs

Cash costs per ounce sold at Namoya for Q1 2017 were $735 compared to $830 and $959 for the fourth and first quarters of 2016 while all-in sustaining costs per ounce for Q1 2017 were $886, representing a decrease from the all-in sustaining costs per ounce in Q4 2016 of $930 per ounce as lower cash costs were offset by higher levels of sustaining capital.

Cash Cost per ounce sold		($US/ounce)
	Q1 2017	Q4 2016	Q1 2016
Mining Costs	298	334	337
Processing Costs	257	328	410
Overhead	246	300	325
Direct Spend	801	962	1,072
Inventory Adjustments	(66)	(132)	(113)
Total cash costs per ounce	735	830	959
Total ounces sold (ounces)	23,095	22,575	16,743
All-in sustaining costs per ounce	886	930	1,006

EXPLORATION

During the first quarter of 2017, the exploration team continued with near mine resource development activities at Namoya and low level regional exploration and target generation works in the Twangiza, Lugushwa and Kamituga projects. Regional exploration activities included auger drilling, adit sampling and geological mapping. These regional activities resulted in the discovery of a high-grade mineralized zone in the Ntula prospect in the region of Twangiza (refer to Banro's April 12, 2017 press release).

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

SELECTED FINANCIAL RESULTS OF OPERATIONS

Selected Financial Data	Q1 2017	Q1 2016	Change %

Operating revenues ($000's)	55,226	46,540	19%
Production costs ($000's)	(37,016)	(32,177)	15%
Depletion and depreciation ($000's)	(15,927)	(12,231)	30%
Gross earnings from operations ($000's)	2,283	2,132	7%

General & administration ($000's)	(3,166)	(3,637)	(13%)
Finance expenses ($000's)	(12,101)	(12,367)	(2%)
Net (loss)/income ($000's)	(15,868)	(23,134)	(31%)
EBITDA ($000's)	13,918	9,992	39%
Basic net loss per share ($/share)	(0.05)	(0.09)	(44%)

Operating Revenues

Operating revenues increased to $55,226, or 19%, in Q1 2017 as compared to Q1 2016 primarily as a result of Namoya declaring commercial production as of January 1, 2016 and ramping up production throughout that year. During Q1 2017, ounces of gold sold increased by 14% to 47,673 ounces compared to sales of 41,967 ounces during Q1 2016 due to increased sales from Namoya partially offset by lower sales at Twangiza. The average gold price per ounce sold during Q1 2017 was $1,158, a 4% increase compared to the average price of $1,109 per ounce realized in Q1 2016. The average gold price per ounce was lower than the average spot gold price during both periods as a result of lower implied prices for stream revenues recognized. The increase in operating revenue from Q1 2016 to Q1 2017 was primarily a result of the increase in ounces sold and higher realized gold prices.

Production costs by element

	Q1 2017	Q1 2016			$/oz Sold
Production Costs	($000's)	($000's)	Change	Q1 2017	Q1 2016	Change
Raw materials and consumables	12,759	11,336	13%	267	270	(1%)
Diesel	5,107	5,165	(1%)	107	123	(13%)
Salaries	7,672	7,980	(4%)	161	190	(15%)
Contractors	5,292	5,778	(8%)	111	138	(20%)
Other overhead	5,368	5,529	(3%)	113	132	(14%)
Direct spend	36,198	35,788	1%	759	853	(11%)
Inventory adjustments	818	(3,611)	(123%)	17	(86)	(120%)
Total production costs	37,016	32,177	15%	776	767	1%

Production costs, excluding inventory adjustments, for the three months ended March 31, 2017 increased 1% from the corresponding prior year period. Details of changes in production cost categories are included below:

Raw materials and consumables

Raw materials and consumables increased 13% during the three months ended March 31, 2017 as compared to the corresponding prior year period mainly due to increased drill and blast activity in mining operations at both Namoya and Twangiza. The cost per ounce sold decreased 1% primarily as a result of lower sales ounces from Twangiza, partially offset by higher sales ounces from Namoya.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

Diesel

Diesel costs were consistent during the three months ended March 31, 2017 as compared to the corresponding prior year period. The diesel cost per ounce sold decreased 13% primarily due to increased ounces sold.

Salaries

Salaries decreased slightly during the three months ended March 31, 2017 compared to the corresponding prior year period primarily as a result of a reduction in head count in 2016 partially offset by pay increases. On a cost per ounce sold basis, the decrease of 15% was driven by the increase in ounces sold.

Contractors

Contractors decreased 8% in the three months ended March 31, 2017 compared to the corresponding prior year period as a result of the replacement of contractor equipment with owner operated equipment. On a cost per ounce sold basis, the decrease of 20% was driven by both the decrease in costs as well as the increase in ounces sold.

Other overhead

Other overhead expense, which includes on-site administrative sundry costs, sales related costs, IT expenses, human resources expenditures, travel and camp costs, decreased 3% in the three months ended March 31, 2017 compared to the corresponding prior year period as a result of reduced head count at both sites. The cost per ounce sold for other overhead expense decreased 14% compared to the first quarter of 2016 primarily due to the increase in ounces sold.

Inventory adjustments

The inventory adjustments credit to production costs increased in the three months ended March 31, 2017 compared to the corresponding prior year period as a result of an increase in gold-in-process inventory levels at Namoya offset by a reduction in gold bullion levels at Twangiza.

General and administrative expenses

The table below provides the general and administrative expenses for the three months ended March 31, 2017 and 2016.

General & administrative expenses	Q1 2017 ($000's)	Q1 2016 ($000's)	Change	Q1 2017	$/oz Sold Q1 2016	Change
Salaries and employee benefits	782	712	10%	17	17	-
Consulting, management, and professional fees	394	394	-	8	9	(11%)
Office and sundry	330	306	8%	7	7	-
DRC corporate office	1,494	2,008	(26%)	31	48	(35%)
Depreciation	13	13	-	-	-	-
Other	153	204	(25%)	3	5	(40%)
General and administrative expenses	3,166	3,637	(13%)	66	86	(17%)

Other charges & provisions	2,400	9,423	(75%)	50	22	(78%)

General and administrative expenses decreased 13% to $3,166 for the three months ended March 31, 2017, as compared to $3,637 for the corresponding period in 2016. Details of material changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

Salaries and employee benefits increased 10% during the three months ended March 31, 2017 as compared to the corresponding period of 2016 as a result of year over year salary increases as well as increases in employee related costs.

DRC corporate office

The DRC corporate office provides in-country support for the operations. For the three months ended March 31, 2017, DRC regional office support expenses decreased to $1,494 from $2,008 in the corresponding period of 2016 as a result of lower activity levels and reduced head count related costs from reductions in DRC support staff.

Finance expenses

Finance expenses decreased to $12,101 in the three months ended March 31, 2017 from $12,367 in Q1 2016 primarily as a result of lower transaction costs partially offset by higher interest and bank charges.

Other charges and provisions

Other charges and provisions decreased in the three months ended March 31, 2017 compared to corresponding period of 2016, from a loss of $9,423 to a loss of $2,400, as a result of non-cash items including fair value losses on mark-to-market derivative liabilities such as the gold forward sale agreements, preferred shares, and warrants driven by improvements in the gold price environment that were outside the normal course of operating activities in the quarter.

Net (loss)/income

The Company’s net loss for the three months ended March 31, 2017 was $15,868 compared to net loss of $23,134 in the first quarter of 2016. The decreased net loss in the current year was a result of lower non-cash fair value losses on mark-to-market derivative liabilities.

EBITDA

EBITDA for the three months ended March 31, 2017 increased 39% compared to the corresponding period of 2016, to $13,918 from $9,992, primarily due to higher revenue largely offset by higher production costs.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

EXPLORATION AND DEVELOPMENT PROJECT EXPENDITURES

Exploration and evaluation expenditures

The Company capitalized exploration and evaluation expenditures of $2,156 in the Company’s consolidated statement of financial position for the three months ended March 31, 2017, an increase of 7% compared to Q1 2016. The allocation of such exploration and evaluation expenditures by project was as follows:

	Q1 2017	Q1 2016
Exploration and evaluation expenditures	($000's)	($000's)	Change
Twangiza project	302	324	(7%)
Namoya project	227	239	(5%)
Lugushwa project	638	605	5%
Kamituga project	650	606	7%
Banro Congo Mining SARL	339	245	38%
	2,156	2,019	7%

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Gold sales (oz)
Twangiza	24,578	24,459	25,321	26,492	25,224	31,303	34,467	35,665
Namoya	23,095	22,575	27,963	23,189	16,743	-	-	-
Total	47,673	47,034	53,284	49,681	41,967	31,303	34,467	35,665
($000's)
Operating revenues	55,226	54,692	67,465	59,649	46,540	34,606	38,504	42,597
Production costs	(37,016)	(38,120)	(39,108)	(36,513)	(32,177)	(18,816)	(17,263)	(20,943)
Gross earnings before depletion and depreciation	18,210	16,572	28,357	23,136	14,363	15,790	21,241	21,654
Depletion and depreciation	(15,927)	(15,257)	(16,977)	(15,529)	(12,231)	(6,416)	(5,821)	(7,125)
Gross earnings from operations	2,283	1,315	11,380	7,607	2,132	9,374	15,420	14,529

Average gold price received ($/oz)	1,158	1,163	1,266	1,201	1,109	1,106	1,117	1,194
($000's)
Impairment of mine under construction	-	-	-	-	-	(11,100)	(23,000)	(50,200)
Finance expenses	(12,101)	(11,910)	(11,033)	(10,383)	(12,367)	(3,717)	(3,139)	(7,284)
Net loss	(15,868)	(9,654)	(4,658)	(13,486)	(23,134)	(19,446)	(12,211)	(48,666)

Due to the commencement of commercial production of the Namoya mine on January 1, 2016 materially impacting the financial statements, a comparison of quarterly trends from before that date is not meaningful.

While the average quarterly gold price realized ranged from $1,106 to $1,266 per ounce over the last eight quarters, the 2015 and 2016 annual average realized gold price were $1,157 and $1,190, respectively, while the Q1 2017 realized gold price was $1,158. Operating revenues in each quarter of 2016 were greater than the corresponding 2015 periods due to the inclusion of Namoya gold sales (a total of 90,470 ounces in 2016) being partially offset by a decrease in Twangiza gold sales in each quarter (a decrease of 33,895 ounces from 2015). Q1 2017 operating revenues were impacted by higher than average gold ounces sold and gold price realized compared to the average of the prior seven quarters.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

Quarterly production costs increased in 2016 (a total increase of $71,001 or 95%) compared with 2015 primarily due to the inclusion of Namoya production costs. While ounces of gold sold in 2016 increased quarterly year-over-year (a total of 56,575 ounces or 42% in 2016), gross earnings before depletion and depreciation were mixed on a quarterly basis year-over-year in 2016 with annual gross earnings before depletion and depreciation in 2016 totalling $82,428 compared to $81,793 in 2015. For the first quarter of 2017, production costs of $37,016 and gross earnings before depletion and depreciation of $18,210, were consistent with the fourth quarter of 2016 when Namoya had entered steady state following the ramp up from commercial production.

The commencement of commercial production of Namoya was also primarily responsible for the quarterly increases in financing costs (previously capitalized) and depletion and depreciation in 2016 resulting in annual 2016 increases of $25,498 and $34,246, respectively. For the first three months of 2017, financing costs of $12,101 were consistent with the first and fourth quarters of 2016 periods when financing activities were occurring. The timing of financing activities and the related transaction costs have been the main driver for the quarter over quarter changes.

In 2015, the Company recorded an impairment of mine under construction for the Namoya project for an aggregate amount of $84,300 in the second, third and fourth quarters. No impairment charges for mining properties were recorded in 2016.

Primarily due to the above items, net loss over the last eight quarters was highly variable.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2017, the Company had cash and cash equivalents of $7,584 plus restricted cash of $1,401 compared to cash and cash equivalents, including restricted cash, of $11,373 as at December 31, 2016. During the first quarter of 2017, the Company completed financings for gross proceeds totalling approximately $14,500 consisting of three short-term loans.

During the three month period ended March 31, 2017, the Company spent $2,326 in cash for exploration and evaluation expenditures, $6,838 in cash on property, plant and equipment and nil on the development of the Namoya mine (compared to $2,273 spent on exploration and evaluation expenditures, $3,704 on property, plant and equipment and $10,757 spent on the development of the Namoya mine during the first quarter of 2016). During the three month period ended March 31, 2017, dividends of nil with respect to the preferred and preference shares were paid. The accrued amount in respect of unpaid preferred and preference share dividends was $4,427 as at March 31, 2017.

In February 2017, the Company received a $6,500 interim loan facility ("Interim Loan") from investment funds managed by Gramercy Funds Management LLC that had an interest rate of 15% and a maturity date of April 19, 2017.

On March 1, 2017, $8,678 of interest on the Old Notes was paid from restricted cash.

In March 2017, the Company entered into a new bank loan for $5,000, predominately to repay an existing facility. The loan has an interest rate of 9.5% per annum and matures in May 2017 with an option to extend for an additional three month period.

In April 2017, the Company entered into a new gold forward sale agreement with Baiyin International Investment Ltd. in the amount of $5,000. This instrument was repurchased upon the closing of the Recapitalization, as defined below, for $5,027, representing a 15% internal rate of return to the holder as per the termination clause in the agreement.

The Company’s Old Notes with $175,000 in aggregate principal and Term Loan of $22,500 matured on March 1, 2017. Additionally, the preferred shares issued by subsidiaries Twangiza (Barbados) Limited and Namoya (Barbados) Limited with aggregate principal of $43,000 were to mature in June 2017. To address these near term maturities, in January 2017, the Company entered into a support agreement with major stakeholders to, among other things, refinance a total of $207,500 of outstanding debt (being the Old Notes and Term Loan), equitize outstanding Preferred Shares and raise $45,000 by way of a gold forward sale, by way of a plan of arrangement (the “Plan”) under the Canadian Business Corporations Act (“CBCA”) (the “Recapitalization”).

On April 19, 2017, the Company completed the Recapitalization, which resulted in the replacement of the maturing Old Notes of $175,000 and Term Loan of $22,500 with new $197,500 senior notes (“New Notes”) with a 4-year maturity. The Series A preference shares of the Company and preferred shares of three of its Barbados subsidiaries (collectively the “Preferred Shares”) (including the value of accrued and unpaid dividends with the exception of an approximately $1,600) were converted into common shares of the Company, representing approximately 60% of the common shares of the Company on a fully-diluted basis. A new $45,000 secured gold forward sale was provided to the Company to be used for working capital and general corporate purposes, including payment of transaction costs and repayment of the Interim Loan. The maturity dates on an existing $10,000 loan were extended from July 15, 2018 and September 1, 2018 to February 28, 2020. As a part of the Recapitalization, holders of the New Notes were issued 575.11449 common shares of the Company per $1 of principal, in aggregate representing approximately 10% of the common shares of the Company on a fully-diluted basis. Outstanding stock options with an exercise price of Cdn$0.80 per share or higher were cancelled. Existing shareholders together with outstanding warrants and stock options not cancelled, in aggregate, retained approximately 30% of the common shares of the Company on a fully-diluted basis.

In arriving at its recommendation for stakeholders to vote in favour of the Recapitalization, the Company’s Board of Directors considered, among other things:

  Improve Liquidity: Under the Recapitalization, (i) principal repayment obligations under an existing $10,000 loan were amended and deferred to extend the maturity dates from July 15, 2018 and September 1, 2018 respectively to February 28, 2020, (ii) the effective maturity dates of certain of the Company's other debt were extended through the exchange of the Old Notes and Term Loan each due in March 2017 for the New Notes due in March 2021, and (iii) the Company entered into a new US$45,000 gold forward sale agreement. These factors will enable the Company to improve its liquidity by increasing its working capital and extending out its obligations to repay principal.

  Going Concern: The Recapitalization gives the Company the opportunity to continue as a going concern, and gives the Company's creditors the opportunity to maximize recovery on their claims and the common and preferred shareholders the opportunity to maximize their value. The Company's trade creditors were unaffected by the Recapitalization.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

  Business Uncertainties: The maturities of the Old Notes and Term Loan, the impact of the significant decline in gold prices, the difficulties and challenges faced in financing the Company and the short and long-term expectations regarding the Company's cash flow and operating performance required that a recapitalization be implemented as quickly as possible. If the Company was unable to implement a transaction such as the Recapitalization, the result could have been that the Company would not have had sufficient cash flow to meet its obligations in the near to medium term which could, in the future, result in a liquidation. A liquidation may have placed the stakeholders in a worse position than proceeding with the Recapitalization.

  Capital Markets Risk: The results of an assessment of the current and anticipated future state of the credit, debt and equity markets that could be available to the Company given its leverage before the Recapitalization and the location of its mines in the DRC, indicated that, absent the Recapitalization, the Company may not have been able to, in a reasonable time or on satisfactory terms, if at all, obtain the funding it required to finance its existing business and operations and future opportunities.

  Returns to Stakeholders: Absent the Recapitalization, common shareholders would likely have received no return in a liquidation. Moreover, the consideration to be received by certain holders of Old Notes was, at their option, payable in cash, which provided such cash electing noteholders with liquidity and certainty of value.

The information and factors described above and considered by the Board in reaching its determinations and making its recommendations were not exhaustive but were some of the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Recapitalization and the complexity of these matters, the Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Board may have given different weight to different factors. Each member of the Board made his recommendations based upon the totality of the information.

The Company believes that the Recapitalization has enhanced the Company's liquidity and provides it with greater operating flexibility. However, such belief is based on certain assumptions, including, without limitation, assumptions about future gold prices, and the economic environment of future operations and development projects. Should any of those assumptions prove false, or if other unforeseen developments arise, the financial position of the Company may be materially adversely affected and the Company may not be able to pay its debts as they become due.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at March 31, 2017 are described in the following table:

Contractual Obligations		Payments due by period
		Less than	One to three	Four to five
	Total	one year	years	years
	($000's)	($000's)	($000's)	($000's)
Operating leases	774	299	475	-
Finance lease	447	447	-	-
Equipment financing	6,772	5,664	1,108	-
Loans	20,565	20,565	-	-
Derivative instruments	8,823	6,710	2,113	-
Long-term debt	207,500	197,500	10,000	-
Interest on long-term debt	6,960	4,852	2,108	-

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2017 and 2016 was as follows:

	Q1 2017	Q1 2016
	($000's)	($000's)
Short-term employee benefits	830	803
Share-based payments	62	38
Other benefits	14	15
Employee retention allowance	27	59
	933	915

During the three months ended March 31, 2017, directors fees of $124 were incurred for non-executive directors of the Company (three months ended March 31, 2016 - $99). As at March 31, 2017, $146 was included in accrued liabilities as a payable to key management.

Upon completion of the Recapitalization, “Gramercy” (meaning certain funds and accounts under management by Gramercy Funds Management LLC) and “RFW” (meaning Resource FinanceWorks Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited) each now own approximately 30% of the outstanding common shares of the Company (and are also related parties of the Company under International Financial Reporting Standards (“IFRS”)).

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS as issued by the International Accounting Standards Board (“IASB”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements included the following:

Provision for closure and reclamation

The Company’s operations are subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of a change over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Impairment

Assets, including property, plant and equipment, and exploration and evaluation, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost of disposal and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimates and assumptions made may change if new information becomes available. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

Depletion of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on reserve ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by appropriately qualified persons in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact profits and the carrying value of assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is used. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mine under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;
•	the ability to produce a saleable product;
•	the ability to sustain ongoing production at a steady or increasing level;
•	the mine has reached a level of pre-determined percentage of design capacity;
•	mineral recoveries are at or near the expected production level; and
•	the completion of a reasonable period of testing of the mine plant and equipment.

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs cease. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive (loss)/income during the year the new information becomes available.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Financial instruments

The Company make judgements with respect to the timing of the extinguishment of financial instruments. These judgements are continuously evaluated and are based on the underlying nature of each financial instrument.

With respect to financial instruments related to commodities, the Company made judgements with regards to their appropriate recognition and presentation based on the intent of the arrangement, the option to settle in cash and the impact of the Company’s quantity and timing of expected future production.

NEWLY APPLIED ACCOUNTING STANDARDS

The following amended standards were applied as of January 1, 2017:

  IAS 7, Statement of Cash Flows (amendment); and

  IAS 12, Income Taxes (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s interim condensed consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that there are no relevant updates in the current period.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables, loans, and trade and other payables approximate fair value due to their short-term nature. The fair values of financial assets and liabilities carried at amortized cost (excluding the Old Notes offering) are approximated by their carrying values (unless otherwise disclosed).

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income (loss). The Company does not use derivative instruments to reduce its exposure to foreign currency risk. A 10 percent movement of the US dollar against foreign currencies is not expected to result in a significant impact on the financial statements.

Credit Risk

Credit risk is the risk that a third party might fail to fulfil its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents, restricted cash and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, Barbados and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not have any short-term investments.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. The Company is actively exploring additional financing options. Liquidity risks include production shortfalls at Twangiza and/or at Namoya, equipment breakdowns, or delays in completion schedules and the price of gold. The Company has entered into the Recapitalization which is expected to improve liquidity.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In April 2017, the Company closed the Recapitalization, which included the issuance by the Company of $197,500 of New Notes with an interest rate of 10% and a maturity date of April, 2021, and the execution by the Company of a new $45,000 gold forward sale agreement. Considering these instruments, together with additional financings carried out, the Company has a significant amount of indebtedness and other liabilities and obligations (collectively “Obligations”). The Company’s high level of Obligations could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to Obligations service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing. Refer to the "Liquidity and Capital Resources" section of this MD&A for additional information on the reasons for the Recapitalization.

Banro’s inability to generate sufficient cash flows to satisfy its Obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its Obligations, the Company will be in default and holders of the Obligations could declare all outstanding amounts to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the New Notes were issued, as well as other financing agreements the Company is a party to, contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under these agreements could result in an event of default. In the event the repayment of indebtedness is accelerated under these agreements, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

Exploration and Development Risk

Certain of the Company's properties are in the exploration stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resource Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurance can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual report on Form 20-F dated April 2, 2017 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at May 15, 2017, the Company had outstanding 1,098,578 common shares, stock options to purchase an aggregate of 11,353 common shares, warrants entitling the holders to purchase a total of 13,300 common shares of the Company at a price of Cdn$0.236 per share until August 18, 2017, and an additional 12,500 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.2275 until February 26, 2019).

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2016 management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2016, the disclosure controls and procedures were effective to ensure that information required to be disclosed in the publicly filed reports is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2016, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2016, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Management uses cash costs, all-in sustaining costs, average gold price received, gold margin, and EBITDA to monitor financial performance and provide additional information to investors and analysts. These measures do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association that included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis. The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

		Q1 2017
	Twangiza	Namoya	Consolidated
Mine Operating Costs ($)	27,412	25,531	52,943
Depreciation ($)	(7,367)	(8,560)	(15,927)
Cash Costs ($)	20,045	16,971	37,016
Sustaining Capital ($)	3,997	3,484	7,481
All-In Sustaining Cost - Mine Site ($)	24,042	20,455	44,497
General and Administrative Costs and Other ($)			3,401
All-In Sustaining Cost - Total ($)			47,898

Ounces Sold	24,578	23,095	47,673
Cash Cost per Ounce $/oz	816	735	776
All-In Sustaining Cost per Ounce - Mine Site $/oz	978	886	933
All-In Sustaining Cost per Ounce - Total $/oz			1,005

		Q4 2016
	Twangiza	Namoya	Consolidated
Mine Operating Costs ($)	25,850	27,527	53,377
Depreciation ($)	(6,475)	(8,782)	(15,257)
Cash Costs ($)	19,375	18,745	38,120
Sustaining Capital ($)	5,405	2,255	7,660
All-In Sustaining Cost - Mine Site ($)	24,780	21,000	45,780
General and Administrative Costs and Other ($)			4,492
All-In Sustaining Cost - Total ($)			50,272

Ounces Sold	24,459	22,575	47,034
Cash Cost per Ounce $/oz	792	830	811
All-In Sustaining Cost per Ounce - Mine Site $/oz	1,013	930	973
All-In Sustaining Cost per Ounce - Total $/oz			1,069

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

		Q1 2016
	Twangiza	Namoya	Consolidated
Mine Operating Costs ($)	22,367	22,041	44,408
Depreciation ($)	(6,241)	(5,990)	(12,231)
Cash Costs ($)	16,126	16,051	32,177
Sustaining Capital ($)	2,906	797	3,703
All-In Sustaining Cost - Mine Site ($)	19,032	16,848	35,880
General and Administrative Costs and Other ($)			3,929
All-In Sustaining Cost - Total ($)			39,809

Ounces Sold	25,224	16,743	41,967
Cash Cost per Ounce $/oz	639	959	767
All-In Sustaining Cost per Ounce - Mine Site $/oz	755	1,006	855
All-In Sustaining Cost per Ounce - Total $/oz			949

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

EBITDA is intended to provide additional information to investors and analysts to determine cash earnings before financing and taxes. The Company calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, depreciation and amortization, and other non-cash charges. EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net loss for the period and EBITDA is presented below:

Q1 2017	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net loss	(2,626)	(1,208)	(3,834)	(12,034)	(15,868)
Finance expenses	1,053	1,214	2,267	9,104	11,368
Other non-cash charges	1,021	24	1,045	1,355	2,400
Share-based payments	6	5	11	64	75
Depletion and depreciation	7,367	8,560	15,927	13	15,940
Taxes	-	-	-	-	-
EBITDA	6,821	8,595	15,416	(1,498)	13,918

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2017

Q4 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	226	(5,636)	(5,410)	(4,244)	(9,654)
Finance expenses	1,050	1,886	2,936	8,499	11,435
Other non-cash charges	(1,184)	(14)	(1,198)	(6,621)	(7,819)
Share-based payments	72	5	77	76	153
Depletion and depreciation	6,475	8,782	15,257	14	15,271
EBITDA	-	-	-	400	400
	6,639	5,023	11,662	(1,876)	9,786

Q1 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net loss	(1,786)	(7,287)	(9,073)	(14,061)	(23,134)
Finance expenses	3,059	917	3,976	7,442	11,418
Other non-cash charges	2,835	1,433	4,268	5,155	9,423
Share-based payments	4	2	6	35	41
Depletion and depreciation	6,241	5,990	12,231	13	12,244
EBITDA	10,353	1,055	11,408	(1,416)	9,992

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Company uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, any reserve and resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 20-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov.